EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 5/12/25 to 7/28/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
5/13/2025	Buy	19,595	8.53
5/15/2025	Buy	3,300	8.63
7/28/2025	Buy	76,427	8.52